Filed by Global Blue Group Holding AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Far Point Acquisition Corporation

Commission File No.: 001-38521

Date: February 3, 2020

January 2020 TECHNOLOGY AND PAYMENTS PROVIDER EMPOWERING GLOBAL MERCHANTS

Disclaimer This presentation (this “Presentation”) was prepared for informational purposes only to assist interested parties in making their own evaluation of the proposed transaction (the “Transaction”) between Far Point Acquisition Corporation (“FPAC”, “we”, or “our”) and Global Blue Group AG (“Global Blue”). This Presentation is for strategic discussion purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of FPAC, Global Blue or any successor entity of the Transaction. This presentation is incomplete without reference to, and should be viewed solely in conjunction with, the oral briefing provided by FPAC. This Presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation, express or implied, is or will be given by FPAC, Global Blue or their respective affiliates and advisors as to the accuracy or completeness of the information contained herein, or any other written or oral information made available in the course of an evaluation of the Transaction. This Presentation and the oral briefing provided by FPAC or Global Blue may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding FPAC’s, Global Blue’s on their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward looking statements are based on FPAC’s and Global Blue’s current expectations and beliefs concerning future developments and their potential effects on FPAC, Global Blue or any successor entity of the Transaction. There can be no assurance that the future developments affecting FPAC, Global Blue or any successor entity of the Transaction will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond FPAC’s or Global Blue’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Except as required by law, FPAC and Global Blue are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and FPAC’s or Global Blue’s use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, trademarks and trade names referred to in this presentation may appear with the ® or ™ symbols, but such references are not intended to indicate, in any way, that such names and logos are trademarks or registered trademarks of FPAC. This presentation contains statistical data, estimates and forecasts that have been provided by Global Blue and/or are based on independent industry publications or other publicly available information, as well as other information based on FPAC’s internal sources. This information involves many assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data that has been provided by Global Blue and/or contained in these industry publications and other publicly available information. Accordingly, none of FPAC, Global Blue nor their respective affiliates and advisors makes any representations as to the accuracy or completeness of these data. Certain amounts related to the transaction described herein have been expressed in U.S. dollars for convenience and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein. Financial Information. The historic financial information respecting Global Blue contained in this Presentation has been taken from or prepared based on the historical audited financial statements of Global Blue, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU, which are not materially different from IFRS as issued by the International Accounting Standards Board (“IASB”). An audit of such financial statements in accordance with the standards of the U.S. Public Company Accounting Oversight Board is in process and will be included in the registration statement/ proxy statement related to the Transaction. Non-GAAP Financial Measures. This presentation includes certain financial measures not prepared in accordance with IFRS, which constitute “non-GAAP financial measures” as defined by the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures include: Adjusted EBITDA, Adjusted EBITDA Margin, Cash Flow Conversion, FCFE (Group Share), Adjusted EBIT, Unlevered Net Income, Adjusted Net Income, Adjusted Net Income (Group Share), Net Leverage and Adjusted Operating Expenses. FPAC has included these non-GAAP financial measures because it believes they provide an additional tool for investors to use in evaluating the financial performance and prospects of Global Blue or any successor entity of the Transaction. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-GAAP financial measures may differ from non-GAAP financial measures with comparable names used by other companies. Note however, that to the extent forward-looking non-GAAP financial measures are provided herein, they are not reconciled to comparable historic IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. Additional Information. In connection with the Transaction, Global Blue Group Holding AG, the intended successor entity in the Transaction, intends to file a Registration Statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement. FPAC will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Investors and security holders of FPAC are advised to read, when available, the proxy statement/prospectus in connection with FPAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the Transaction because the proxy statement/prospectus will contain important information about the Transaction and the parties thereto. The definitive proxy statement/prospectus will be mailed to stockholders of FPAC as of a record date to be established for voting on the Transaction. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Far Point Acquisition Corporation, 18 West 18th Street, New York, NY 10011. Participants in the Solicitation. FPAC, Global Blue and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of FPAC’s stockholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the Transaction of FPAC’s directors and officers in FPAC’s filings with the SEC, including FPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 29, 2019, and such information and names of Global Blue’s directors and executive officers will also be in the Registration Statement on Form F-4 to be filed with the SEC by Global Blue Group Holding AG, the intended successor entity in the Transaction, which will include the proxy statement of FPAC for the Transaction. 2

Today’s presenters Jacques Thomas Stern Farley Chief Officer Executive Chief Officer Executive 3

Summary transaction overview    Far Point Acquisition Corporation (“FPAC”) is entering into a definitive agreement to combine with Global Blue AG (“Global Blue”) TRANSACTION    The post-closing public company will be incorporated in Switzerland, listed in NYSE, and maintain the Global Blue name DESCRIPTION The transaction is expected to close during the second quarter of 2020 Total enterprise value of €2.3B / $2.6B ($10.0 per share) – TEV/Adjusted EBITDA 2020/21E(2) of 12.1x PURCHASE PRICE(1) Existing Global Blue shareholders will be paid ~€870M in cash consideration and issued ~80M roll-over shares in Global Blue The transaction will be funded by a combination of FPAC cash held in trust account and cornerstone equity investments(3) FINANCING OF THE Cornerstone equity investors to commit €316M ($350M) before announcement of the deal (PIPE). Ant Financial, additional investors, and Third TRANSACTION(1) Point to invest $125M (€113M), $125M (€113M), and $100M (€90M), respectively Firm commitment from banks to refinance debt at closing for total value of €630M, with anticipated pro-forma Net Debt / LTM Adjusted EBITDA (Mar-2020E) of 3.3xExisting Global Blue shareholders: 42% ownership PRO-FORMACornerstone equity investment (Ant Financial / additional investors / Third Point): 7% / 7% / 5% ownership OWNERSHIP(1) FPAC founders: 6% ownership Jacques Stern will continue to serve as CEO and Loïc Jenouvrier will continue to serve as CFO for the combined Company GOVERNANCE Thomas Farley will serve as the Chairman Expected Board: 9 members (including GB CEO), of which majority are independents; 3 to be appointed by existing shareholders and 2 by FPAC Note: EUR/USD Exchange Rate 1.109. See “Non-GAAP Financial Measures” above in the Disclaimer and Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. (1) Assumes no redemption by FPAC’s existing public shareholders. (2) Global Blue fiscal year ends March 31, 2021. (3) Cornerstone equity investments to take the form of a PIPE. Source: Company Information (Global Blue).    4

1. BUSINESS OVERVIEW 2. INVESTMENT HIGHLIGHTS 3. TRANSACTION OVERVIEW 4. APPENDIX 5

A strategic technology and payments partner empowering merchants to capture the growth of international shoppers    TAX FREE SHOPPING     TECHNOLOGY SOLU SMART DATA & BUSINESS INTELLIGENCE INTERNATIONAL TARGETED MARKETING SOLUTIONSMERCHANTSSHOPPERS & INTELLIGENT SALES TECHNOLOGY TFS Merchant(1) Worldwide +300K Stores20-30% Luxury Revenue ADDED-VA PAYMENT SOLUTIONS    Note: (1) When limiting luxury revenue to that in Tax Free Shopping countries (instead of worldwide), international shoppers represent 40-50% of luxury revenue (company estimate based on a sample of merchants in Tax Free Shopping countries). Source: Company Information (Global Blue).    6

    Global Blue at a glance Tax Free Shopping Technology Solutions (TFS)Added-Value Payment Solutions (AVPS) ~85% of revenue~15% of revenue 13M36M€18.2B16M28M€4.4B GB internationalGB transactionsGB sales in storeGB internationalGB transactions GB sales in store shoppersx(SiS) shoppers(1)(SiS) €70B €26B~70%€455B€28B~20% addressableaddressedGB marketaddressableaddressedGB market market(2)market(2)share(3)market(4)market(4)share(5) REVENUEADJUSTED EBITDAADJUSTED EBITDA MARGINCASH FLOW CONVERSION(6) ~€430M~€182M~42%~85% (2019/20E)(2019/20E)(2019/20E)(2019/20E)    Note: Figures refer to the fiscal year ending 31 March 2019 (2018/19), except where noted. See “Non-GAAP Financial Measures” above in the Disclaimer and Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. (1) Company estimate, extrapolated from GB sample set; (2) Addressable market estimate refers to total eligible SiS (excluding cross-border TFS, government-run TFS schemes, ineligible transactions, and countries without VAT) as at 2018/19; addressed market refers to the sub-segment addressed by VAT refund operators, excluding SiS not issued and refunded and SiS related to in-house VAT refund merchants; (3) Estimated third-party serviced market share based on TFS SiS; (4) Addressable market estimate refers to addressable cross-border card spend on POS and ATM (excluding multi-currency processing market) as at 2018/19; addressed market reflects market-wide DCC penetration and acceptance rates; (5) Estimated market share based on DCC revenue; Global Blue AVPS SiS as percentage of the addressed market equals 16%. (6) PT UFCF (Pre-tax unlevered free cash flow) divided by Adjusted EBITDA, where PT UFCF is defined as Adjusted EBITDA less capital expenditures and change in net working capital. Source: Company Information (Global Blue).    7

Tax Free Shopping Technology Solutions A win-win value proposition for merchants, international shoppers, customs & authorities, and Global Blue INTERNATIONAL SHOPPER PURCHASE (including VAT) €1,200MERCHANTAUTHORITIES CUSTOMS &REFUND AGENT€140 INTERNATIONAL SHOPPER VAT REFUND Purchase: €1,000 VAT: €200VAT: €200€30 MERCHANT IssuingExport ValidationRefundingREVENUE (Tax free form)(Goods)(VAT) SoftwareSoftware Payments Processing,€30 GLOBAL BLUESoftware SOLUTIONS REVENUE    Note: This overview is presented for illustrative purposes only and not as a representation of actual amounts involved in the TFS process. Actual amounts may vary depending on a number of factors, including the revenue share split set out in agreements with merchants and market trends.    8

Global Blue    is the most comprehensive INTEGRATED NETWORK in its category KEY NETWORK FUNCTIONS FRONT ENDBACK END INTEGRATIONINTEGRATION WITH POS & PSP AFFILIATION OFCONSUMERTECH-ENABLEDDATAWITH PAYMENT NETWORKBRANDINGPROCESSINGAGGREGATIONPROVIDERS & ANALYTICS v CLIENTSREVENUE GROWTHNETWORKDRIVERSEXAMPLES(2)CONSTITUENCIES INTERNATIONAL SHOPPERSRetailersRefund Agents / Payment Providers EMPLOYEE BENEFITEmployersRestaurants TRANSPORTATIONFleet OperatorsPetrol Stations    9

1. BUSINESS OVERVIEW 2. INVESTMENT HIGHLIGHTS 3. TRANSACTION OVERVIEW 4. APPENDIX    10

Investment highlights    1    2 345 POWERFUL MACROCLEARBUSINESSATTRACTIVEINTERNATIONAL DRIVERS OFMARKET &STRATEGYTRANSACTION-MANAGEMENT TEAM GROWTHTECHNOLOGYCREATING VALUEBASEDWITH RELEVANT LEADERSHIPBUSINESS MODELEXPERTISE    11

1 2 3 4 5    Strong macro driven historical growth expected to continue         PROOF POINTSGROWTH DRIVER Next ~5 years expectation 97%Arrivals of EM+9% AEMERGING MARKETStransactions EM middle class vs. TFSshoppers into Global correlation(1)Blue’s marketsCAGR(4) Success ratio increase in% of transactions(5) BDIGITALIZATION2.0xdigital vs. non-digital54% to 89% countriesdigitally validated higher(2) CVAT DYNAMICS1.4xrefund Luxury vs. sales non-VAT growth refund in VATCountries adopting a>10 countriesVAT refund schemeadditional faster(3)countries(6)    Note: (1) R-squared of the regression between arrivals into Global Blue markets (implied by emerging markets middle class growth, based on a regression calculated between 2000/01 to 2018/19) and Global Blue TFS transactions, calculated between 2009/10 and 2018/19; (2) Calculated from 2009/10 to 2018/19, based on a consistent set of Global Blue countries with digital validation and non-digital validation at the start and end date of the calculation; (3) Extra-regional personal luxury market growth in countries with VAT refund schemes and countries without, calculated from 2009/10 to 2018/19; (4) Forecast period is 2018/19 – 2024/25; (5) Forecast period is 2018/19 – 2021/22; (6) Subject to decisions of the respective governments, as such may or may not eventually occur. Source: Company Information (Global Blue).    12

1 2 3 4 5     Global Blue’s clear competitive differentiation    GLOBAL LEADERSHIP >3x market share vs. next TFS competitor 70% market share in TFS(1)    PORTFOLIO OF ICONIC LUXURY BRANDS Longstanding relationships with iconic luxury brands Low gross churn(2): -3% Positive net churn(2): +1% Avg. tenure (years)(4): >20    FULLY INTEGRATED IN-HOUSE TECHNOLOGY PLATFORM 40+ PSP integrations 200+ POS integrations 17 customs integrations 13 payment partners    DEEP DOMAIN EXPERTISE IN COMPLIANCE >40 Tax free shopping countries(3) where GB has deep regulatory know-how    Note: Figures refer to 2018 / 19A. Fiscal year ending 31 March. (1) Estimated third-party serviced market share, based on TFS SiS; (2) Last 5 years average % SiS. (3) TFS countries where Global Blue currently operates. (4) Average tenure based on the top 20 merchants Source: Company Information (Global Blue).    13

1 2 3 4 5 Business strategy creating value         VOLUME GROWTHMANAGEMENT INITIATIVES MACRO DRIVERSTO BOOST VOLUME GROWTH VOLUME GROWTHTAX TECHNOLOGY FREE SHOPPINGADDED-VALUE PAYMENT DRIVERSEMERGINGVAT DYNAMICSDIGITALIZATIONSOLUTIONSSOLUTIONS MARKETS Increase penetration Increase market shareIncrease DCC penetration Expand marketCross-sell payment solutions    E D REVENUEINTELLIGENCEMARKETINGSALESEXPERIENCE GROWTHOpen-eye advisoryData-driven solutionsTechniques and technologyPersonalized customer to identify opportunitiesto increase footfallto convert footfalljourney to enhance DRIVERSfor growthto revenueperformance STRATEGIC PARTNERSHIPS TO ENHANCE VALUE CREATION    14

1 2 3 4 5 M&A strategy – potential opportunity    GB IS WELL POSITIONED FOR STRATEGIC M&A 12345 Modernization of the technology stack since new management team arrival in 2015 enables Global Blue to on-board acquired companies and drive revenue and cost synergies    Public currency, achieved through merger with Far Point, increases the target list and structuring flexibility    Global Blue’s trusted position with ca. 400K high-quality stores and 29M International Shoppers enables provision of additional services over time    Jacques Stern and Thomas Farley both have extensive public-market M&A experience executing and integrating highly accretive acquisitions totalling >$20B of transaction value Management and Board focus on financial discipline AREAS OF POTENTIAL M&A INFORMATION SERVICES Assist merchants with driving additional revenue CONSUMER DIGITAL MARKETING Drive consumer footfall to merchant stores TECHNOLOGY AND PAYMENTS AT POINT-OF-SALE Assist merchants with the digital checkout process ADDED VALUE PAYMENT SERVICES Assist businesses with managing payments complexity in their environments (e.g., hospitality, retail)    15 3

1 2 3 4 5    Powerful financial model delivering earnings growth and cash flow generation    (2009/10 and 2018/19 – Fiscal years ended in March. The year 2018/19 refers to 1 April 2018 to 31 March 2019)    GROWTH Revenue, €M 409 160 2009/10 2018/19    PROFITABILITY Adjusted EBITDA, €M Adjusted EBITDA 23% 41% margin % +19% CAGR 170 36 2009/10 2018/19    CASH FLOW CONVERSION 2018/19 100% (15%) 85% Adjusted Capex & PT UFCF EBITDA ÄNWC HIGH CASH FLOW CONVERSION    EARNINGS POWER €M, 2018/19 139 (31) 108 Effective tax rate: 22-23% (1) Adjusted EBIT Tax Unlevered Net Income EXCEPTIONAL TOTAL SHAREHOLDER RETURNS    TRACK RECORD OF GROWTH    OPERATING LEVERAGE    Note: Fiscal year ending 31 March. Adjusted EBITDA defined as earnings before interest, taxes, depreciation and amortization, excluding other income and expense items that the Company considers as not related to ordinary business operations. PT UFCF (Pre-tax unlevered free cash flow) defined as Adjusted EBITDA less capital expenditures and change in net working capital; Unlevered net income defined as earnings before interest and taxes less unlevered tax expense, before deducting non-controlling interest. See “Non-GAAP Financial Measures” above in the Disclaimer a Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. (1) Adjusted EBIT defined as earnings before interest and taxes, excluding amortisation from purchase price allocation related to acquired assets, predominantly related to the 2012 LBO. Source: Company Information (Global Blue).    16

1 2 3 4 5 Well-diversified business    INTERNATIONAL    INTERNATIONAL MERCHANT SHOPPER’S ORIGINSHOPPER’SBASE(2) DESTINATION TFS SiS, % total TFS SiS, % total TFS Revenue, % total Other APAC3%Merchant 15% Merchant 22% Other DM17%Singapore9%Merchant 32% APACMerchant 42% 2%Top 20 Merchant 5 eveloped ~30%~30% GCC8%marketsJapan17%Merchants15% ~30%6-20 USA6% Other EMEA Other EM14%& Americas17% SEA &Spain7% India11% Russia5%EmergingGermany7% marketsEurope(1) ~70%Italy13%~70%Other72% China40%UK14% France14% HIGHLY DIVERSIFIED BUSINESS MODEL across destination markets, origin of international shoppers and merchants STRATEGIC POSITION IN APAC enabling company to capture the growth in the region EXPOSED TO EMERGING MARKETS ~70% of TFS SiS generated by international shoppers from emerging markets    Note: Figures refer to the financial year ending 31 March 2019 (2018/19) (1) Includes EMEA and Latin America (2) Refers to TFS revenue split by individual merchants Source: Company Information (Global Blue).    17

1 2 3 4 5 Reversion of growth to medium-term trend    Fiscal years ended in March    LAST 5 YEARS LAST 3 YEARSDEC-2019 YTD 9%9% SALES IN5% STORE 8% REVENUE4% -1% ADJUSTED10%11% EBITDA 1%    COMMENTARY Structural long-term growth underpinned by macro drivers Last 2-3 years impacted by FX and geopolitical volatility Business now back to solid growth for the last 9 months    Note: See “Non-GAAP Financial Measures” above in the Disclaimer and Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. Source: Company Information (Global Blue).    18

1 2 3 4 5 Reversion of growth to medium-term trend: 2019 Zoom-in    Quarterly 2019 Revenue YoY Growth     9% 9% 8% 7% 6% Q4 2018/19Q1 2019/20Q2 2019/20Q3 2019/20 (3 months ending 31-Mar)(3 months ending 30-Jun)(3 months ending 30-Sept)(3 months ending 31-Dec)    COMMENTARY Revenue growth across all quarters in 2019 is at / ahead of top-end of medium-term revenue guidance of    3 – 6% Stronger growth during summer shopping months    Source: Company Information (Global Blue).    19

1 2 3 4 5 Outlook and medium term guidance (1/3)    Fiscal years ended in March    2018/19A 2019/20E2020/21E ~455 431~445 REVENUE €M409 Margin41%42%~42% ADJUSTED~193 (1) 182 EBITDA170~187 €M MEDIUM TERM GUIDANCE (3 YEARS: 2020/21E-2023/24E)    See detailed SiS forecast and revenue growth guidance reconciliation in Appendix    3-6% compounded annual revenue growth rate Structural macro drivers leading to ~9% Sales in Store growth ~2/3 of the delta between SiS and revenue CAGR driven by mix effect The remaining ~1/3 of the delta is driven by competitive pressure    >200bps Adjusted EBITDA margin expansion    High profitability driven by economies of scale Significant operating leverage (60% of adjusted opex is fixed; details in appendix)    Note: See “Non-GAAP Financial Measures” above in the Disclaimer and Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. (1) 2020/21E adjusted EBITDA does not include costs related to a US listing Source: Company Information (Global Blue).    20

Outlook and medium term guidance (2/3)    Fiscal years ended in March 2018/19A 2019/20E 2020/21E    ADJUSTED     ~95 NET INCOME (GROUP SHARE(1)) €M8181 ~90 FCFE(2)7373 (GROUP SHARE) €M    MEDIUM TERM GUIDANCE (3 YEARS: 2020/21E-2023/24E)    High-single digit adjusted net income (group share) growth    D&A to increase by ~€5M in 2021/22E, then to remain broadly flat (details in appendix) As a part of the transaction, Global Blue is conducting a refinancing of its capital structure; E+2.00% expected interest rate in 2020/21 supporting net income step-up Effective tax rate of ~24% Maintain a sustainable annual capex level of ~€32-35M Structurally neutral change in NWC with predictable intra-year seasonality Cash taxes broadly in line with adjusted P&L taxes Cash interest reflecting refinancing (per above)    Note: See “Non-GAAP Financial Measures” above in the Disclaimer and Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. (1) Group Share refers to adjusted net income attributable to the shareholders, i.e. excluding minority interest. Minority increase mainly attributable to JV in Japan. (2) Free Cash Flow to Equity (FCFE) defined as EBITDA – Capex – Change in NWC – Cash Interest – Cash Tax – Dividends Paid to Non-controlling Interests – principal elements of lease payments. Source: Company Information (Global Blue).    21

Outlook and medium term guidance (3/3)    MEDIUM TERM GUIDANCE Fiscal years ended in March 2019/20E 2020/21E (3 YEARS: 2020/21E-2023/24E) NET 3.3x LEVERAGE(1) <3.0x Net debt / adjusted EBITDA to below 2.5x (x) CAPITAL ~40 RETURN(2) Increase of absolute amount Not listed €M likely over time N/A    Note: See “Non-GAAP Financial Measures” above in the Disclaimer and Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. (1) Defined as financial debt plus lease liabilities less cash, divided by EBITDA (2) In form of dividend and / or share buyback. Dividend declared in the year and paid in the following year. Capital return payment for fiscal year ending 31 March 2021 is expected to be paid September 2021. Source: Company Information (Global Blue).    22

1 2 3 4 5 International management team with relevant expertise Average 10+ years at Global Blue(1)    Jacques Stern Chief Executive Officer 4    Loïc Jenouvrier Chief Financial Officer 4    Pier F. Nervini Laurent Delmas Greg Gelhaus Tomas Mostany Damian Cecci Fabio Ferreira Jeremy Taylor Europe North, Europe South APAC Tax Free Shopping Added-value Technology Operations Central and Global Technology Payment Solutions Accounts Solutions OPERATIONS MARKETS PRODUCTS & IT    16 3 5 17 16 4 20    J. Henderson-Ross Jorge Casal Legal New Markets, Public SUPPORT Affairs & Americas 5 21    X ears at Global Blue    Note: (1) Based on the average tenure of the executive committee (defined as the management team presented herein), including experience of acquired companies.    23

BUSINESS OVERVIEW INVESTMENT HIGHLIGHTS TRANSACTION OVERVIEW APPENDIX    24

Global Blue + Far Point: a partnership to create lasting value    Market leading technology and payments provider Formed to create a leading, public FinTech company empowering global merchants as a platform for future growth    ~300,000 TFS merchant stores processing    #1 GLOBAL TFS 1PROVEN FINTECH ~€18B in Sales in StorePROVIDEREXPERIENCE +240 PSP/POS integrations and 13FULLY INTEGRATEDPARTNERSHIP payments partners on a single cloud-NETWORK &2WITH PREMIER based platform, built for scalePROCESSING PLATFORMASSET MANAGER STRUCTURAL GROWTH~$650M cash in trust plus ~$100M Structural growth tailwinds combinedAND HIGHLY3~$750M OF CAPITALThird Point PIPE investment with best-in-class marginsDELIVERED PROFITABLEcommitment    25

Detailed transaction overview (1/2)    SOURCES AND USES    SOURCES    €M $M FPAC cash in trust (1)586650 Cornerstone equity investment—Ant Financial113125 Cornerstone equity investment—Additional investors113125 Cornerstone equity investment—Third Point90100 New debt630699 Global Blue balance sheet cash4550 Total sources1,5771,748 USES€M$M Cash to existing Global Blue shareholders872967 Existing debt refinancing630699 Estimated transaction fees and expenses7482 Total uses1,5771,748    CAPITALISATION OVERVIEW    €MxEBITDA RCF (€100M undrawn)00.0x Term loan6303.5x Gross financial debt6303.5x Cash(76)(0.5x) Net financial debt5543.0x Lease liability460.3x Net financial debt and leases (Mar-20E)6003.3x Equity1,700 Total capitalisation2,300 LTM Adjusted EBITDA (Mar-20E)182    Note: EUR/USD Exchange Rate 1.109. See “Non-GAAP Financial Measures” above in the Disclaimer and Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. Capitalisation is presented prior to the expected usage of approximately €45M Global Blue cash to cover part of the fees related to the transaction. (1) Assumes no redemption by FPAC’s existing public shareholders. Source: Company Information (Global Blue).    26

Detailed transaction overview (2/2)    IMPLIED VALUATION        VALUATION Pro-forma shares outstanding (M)~188 (1) Illustrative share price$10.0 / €9.0 Implied equity value€1,700 Net debt at closing600 Implied total enterprise value€2,300 IMPLIED 2020/21E TRANSACTION MULTIPLES (2) TEV / EBITDA€19012.1x Equity value / Net Income9517.9x FCFE yield905.3%    POST-TRANSACTION OWNERSHIP (%)    Founders 6% (4) Shareholders 39% Public shareholders Existing shareholders 34% 42% (3) Additional 5% investors 7% 7% Cornerstone equity investors 19%    Note: EUR/USD Exchange Rate 1.109. Global Blue Fiscal year closing as of March 31. Pro forma for refinance of existing debt. See “Non-GAAP Financial Measures” above in the Disclaimer and Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. (1) Assumes no redemption by FPAC’s existing public shareholders. (2) Global Blue 2020/21E comparable to peers’ CY2020E financials. Based on mid-point of Company medium term guidance. (3) Total Third Point post-transaction ownership is 10% including Third Point cornerstone equity investment, public FPAC shares, and allocation of Far Point Founder shares. (4) Far Point Founders will (a) surrender 2.5M of its Founder Shares, which will be used as part of a new management incentive plan and (b) exchange an additional 2.5M of its Founder Shares into contingent shares, which will be earned 50% when the Combined Entity’s shares trades at or above $12.50 per share and 50% when the Combined Entity’s shares trade at or above $15.00 per share. Source: Company Information (Global Blue).    27

Global Blue peer group positioning    POTENTIAL PEER SET        INTEGRATED NETWORKS OTHER PAYMENTSNETWORK Core competency Some competency No competency END-TO-END SERVICE OFFERING DEEP MERCHANT RELATIONSHIPS PAYMENT PROCESSING EXPERTISE RICH CUSTOMER & MERCHANT DATA CAPEX-LIGHT MODEL 28    28

Global Blue represents a unique and attractive investment opportunity at a compelling valuation    TEV/EBITDA 2020E P/E 2020E FCFE YIELD 2020E        12.1x 17.9x5.3% Integrated Networks(1)16.4xIntegrated Networks(1)23.2xIntegrated Networks(1)3.7% Other Payments(2)17.6xOther Payments(2)24.1xOther Payments(2)3.5% Networks(3)24.3xNetworks(3)31.3xNetworks(3)2.8%    Implied discount:Implied discount:Implied discount: • 26%vs. Integrated Networks• 23%vs. Integrated Networks• 1.6pp vs. Integrated Networks • 31%vs. Other Payments• 26%vs. Other Payments• 1.8pp vs. Other Payments • 50%vs. Networks• 43%vs. Networks• 2.5pp vs. Networks    Note: Global Blue valued at TEV €2.3B and Equity Value of €1.7B. See “Non-GAAP Financial Measures” above in the Di d in this presentation. FY Mar-2021 for Global Blue / CY2020 for peers; (1) Integrated Networks refers to median of: Amadeus, Edenred, Fleetcor and Wex; (2) Other Pay nd Visa. Source: Company Information (Global Blue), Capital IQ.    29

BUSINESS OVERVIEW INVESTMENT HIGHLIGHTS TRANSACTION OVERVIEW APPENDIX—Additional company materials    30

VAT refund regulatory framework    WHAT IS VAT & VAT REFUND SCHEME?    VAT: Value-added Tax is an indirect tax on the domestic consumption of goods and services, except those that are zero-rated (such as food and essential drugs) or are otherwise exempt (such as exports). VAT refund scheme: International shoppers can claim a refund on the VAT they have paid in destination countries on eligible goods while exiting the country/region of purchase(1)    PARAMETERS OF THE VAT REFUND SCHEME        Eligible goods •Specific list for each country VAT•Example of countries where alcohol or tobacco are not eligible for Tax Free Shopping: Czech Republic, Greece, Lithuania, Belgium, France, Morocco, Russia, Slovenia and South Korea Eligible beneficiary •Usually: All non-residents of the country/region •Example of countries where domestic purchaser exporting goods are eligible to Tax Free Shopping: Japan/Australia VAT rate %•Ranges between 15-25% in European countries(2) and 5-10% in Asian countries Minimum purchase amount •Specific to each country •France: €175.01, Italy: €154.95, Spain: €0, UK: £0, Japan: JPY 5,000    Note: (1) The EU VAT Directive also requires all EU member states to operate a VAT refund scheme for non-EU residents; A unanimous decision from all EU member states for any change to the EU VAT Directive; (2) The EU VAT Directive provides that each EU member state must apply a standard VAT rate of at least 15% and there is no maximum rate that can be set. Source: Company information (Global Blue).    31

Positive VAT dynamics are a strong driver of luxury sales growth    INCREASING NUMBER OF COUNTRIES ARE ADOPTING VAT    Number of countries and territories with VAT         180(1) +160 20 1979/802018/19    INCREASING NUMBER OF COUNTRIES ARE ADOPTING VAT REFUND SCHEMES    Number of countries operating a VAT refund scheme    73 +72 1 1979/802018/19 territories with different VAT rules than sovereign countries, that are counted as separate countries.    VAT REFUND COUNTRIES EXHIBIT HIGHER LUXURY SALES GROWTH Luxury market growth (CAGR 2009/10 – 2018/19)    ~10% +3ppts ~7% ~5% DomesticNon-TFS countriesTFS countries PersonalExtra-regional luxury luxury    Note: (1) Includes territories with different VAT rules than sovereign countries, that are counted as separate countries. Source: Company information (Global Blue), OECD.    32

Increasing VAT rates drive growth of TFS environment    VAT EVOLUTION ACROSS MAJOR DESTINATION MARKETS    30% 25% Finland taly EUROPE 20% Franc etherlands 15% Increased to 10% Spain in 1 Oct. 2019 Germany UK 10% 5% ingapore ASIA Japan 0% 1992/93 1993/94 1994/95 1995/96 1996/97 1997/98 1998/99 1999/00 2000/01 2001/02 3 2002/0 2003/04 2004/05 2005/06 7 2006/0 2007/08 2008/09 2009/10 2010/11 2011/12 2012/13 2013/14 2014/15 2015/16 2016/17 2017/18 2018/19 2019/20    DEVELOPMENTS 77% of European OECD members increased their VAT rate since 2006 ermany: 16%-19% (2007-2008) Spain: 16%-21% (2010-2013) aly: 20%-22% (2011-2015) Japan stated intent to increase VAT rate from 8% to 10% from 1 October 2019    Source: Company information (Global Blue)    33

Additional countries may implement VAT refund schemes    COUNTRIES LIKELY TO ADOPT VAT REFUND SCHEMES IN THE NEXT 5 YEARS(1)         HIGH TO MEDIUM PROBABILITYMEDIUM TO LOW PROBABILITY Countries currently with no VAT or GST and no VAT refund schemeKuwaitBrazilUSAIran Countries currently with VAT or GST and no VAT refund schemePeruKazakhstanChileSaudi Arabia Costa RicaIndiaCanadaPhilippinesVenezuelaNew Zealand Countries currently with VAT or GST and with VAT refund scheme managed byColombiaSerbiaSri LankaIndonesiaAustralia(2)AzerbaijanThailand the government    Note: (1) Subject to decisions of the respective governments, as such may or may not eventually occur; (2) Global Blue supports Australia government scheme through back-office Tax Free Shopping processing. As such, Australia is included in both Global Blue countries and government-run schemes. Source: Company information (Global Blue). 34

Open-Eye advisory to identify opportunities for growth    We use data to help merchants understand the international shopper opportunity    BENCHMARK TAX FREE    IDENTIFY INTERNATIONAL ADAPT PRODUCTADAPT TACTICAL DECISIONS SHOPPING SOLUTIONSSHOPPER TRAFFIC ORASSORTMENT TO LATESTBASED ON SHORT-TERM PERFORMANCESPEND OPPORTUNITIESINTERNATIONAL TRENDFUTURE OUTLOOK    35

Macro drivers directly tied to Global Blue’s growth equation    A    EMERGING MARKETS TAX FREE SHOPPING ADDRESSABLE MARKET: €70B SALES IN STORE 0% international shoppers from merging markets ABC BVAT DYNAMICSNumber ofAverage spendSuccess Ratio per trip Increasing chemes and number increasing of VAT rates refundtraveller trips& per shopper39%(1) currently • Emerging market (EM):• Purchasing power• Awareness Middle class wealth growthin local currency• Ease of issuing, export CDIGITALIZATION• Developed countries:• Extra-regionalvalidation and refunding 4% of Global BlueGDP growthprice differential(4) xport validations are digital(2) DYNAMIC CURRENCY CONVERADDRESSABLE MARKET: €455B SALES IN STORE DOF DIGITALIZATION PAYMENTSDD Addressable% of merchantsAcceptance Rate 7% of transactions are digital(3)digital paymentsoffering DCC28% currently(5)    Note: Figures refer to 2018/19. (1) Presented on a transaction basis, which translates to 49% on a SiS basis; (2) SiS in countries with digital export validation as % of total Global Blue SiS; (3) Refers to percentage of payments that are electronic (non-cash); (4) Defined as the difference in retail price, of the same product, between the origin and destination country, before having the VAT, that is included in the destination country retail price, refunded; (5) Global Blue SiS acceptance rate calculated on SiS basis. Source: Company Information (Global Blue), Euromonitor.    36

Medium-term analysis – results per annum may differ (positively or negatively)    SiS forecast and revenue growth guidance reconciliation    Medium-term CAGR, %         Success Ratio EM travel growth=9.0%improvement xDM GDP growth=2.5% Int’l shopper’s origin:x EM=70%Int’l shopper’s origin:1.98.9(0.5) DM=30%(1.0) 1.5(1.4) 0.8(1.0) (3.1) (1.5) 6.0 8.6 7.1 6.3 3.0 EM GrowthDM GrowthImplied Macro-drivenIncremental SiSSiS GrowthMerchant MixCountry MixPricingRevenue Growth SiS GrowthGrowthGuidance ~2/3~1/3 of the deltaof the delta Mix Effect —Higher end of the guidance    37

Group cost structure drives operating leverage    COST BREAKDOWN(1) (AS OF 2018/19) Adjusted operating costs indexed to 100    DEFINITIONS    VARIABLE     Issuing & Validation: Costs related to tax free form issuance and validation Acquiring: Costs related to financial processing business Refunding: Fee paid to agents and airports Processing: Transaction processing costs Variable costs benefit from operating leverage FIXED Refunding / Processing: personnel costs Sales & Marketing: Cost of sales force Technology Operating Costs: Costs related to IT G&A: Includes management, product, finance, office costs, etc. Fixed costs generally evolve in line with or slightly above inflation    KEY TAKEAWAYS Strong operating leverage as a result of the cost base being ~60% fixed Variable costs tied to specific financial KPIs, not simply Group revenue    Source: Company Information (Global Blue). See “Non-GAAP Financial Measures” above in the Disclaimer and Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. Note: (1) Calculated on the basis of adjusted operating expenses, i.e. operating expenses excluding D&A and other operating income and expenses (2) Adjusted operating expenses as a percentage of revenue.    38

Well-invested business to support future growth    Fiscal years ended in March    2014/15 2015/162016/172017/182018/19OUTLOOK 33.4 CAPEX27.826.6 €M 7.36.7 30.5 €15Mdepreciation D&Arelated asset, as to a the result right of of the use15.2 €M(1)adoption of IFRS 16 15.3 5.26.68.511.9    KEY TAKEAWAYS 2016/17 capex increase is driven by introduction of innovation and differentiation investments Capex expected to stay approximately at current level of ~€32-35M D&A (excl. IFRS 16) to increase by ~€5M a. in the next 3 years (up to 2021/22E) D&A related to IFRS 16 right of use assets is expected to remain stable    Note: (1) Excludes the amortization of acquisition-related intangible assets Source: Company Information (Global Blue).    39

Adjusted EBIT to Adjusted net income (group share) bridge    ADJUSTED EBIT TO ADJUSTED NET INCOME (GROUP SHARE) BRIDGE    2018/19, €M    Adjusted EBIT    Net finance Adjusted PBTAdjustedAdjusted NetMinorityAdjusted Net costsIncome TaxIncomeInterestIncome (Group Share)    As % of34.0%27.0%20.9%19.8% revenue    COMMENTARY    Net finance costs include interest expenses related to interest bearing debt, lease liabilities interest, net FX gain/loss, finance income and other finance expenses Adjusted tax rate of ~23% Mainly attributable to JV in Japan, a country that has the potential to grow faster than the Group    KEY TAKEAWAYS High Adjusted EBIT to Adjusted Net Income conversion driven by efficient organizational & capital structure    Note: See “Non-GAAP Financial Measures” above in the Disclaimer and Appendix for further information and a reconciliation of all historic non-GAAP financial measures included in this presentation. Source: Company Information (Global Blue). 40

Resilient business performance during global financial crisis    TRAVEL INDUSTRY    Passenger revenue, rebased to 100(1)     CAGR: 0% Global financial crisis 100100 (16%) 84 2008A2009A2010A    LUXURY INDUSTRY    Personal luxury goods market, rebased to 100 CAGR: 2% Global financial crisis 105 100 (8%) 92 2008A2009A2010A    GLOBAL BLUE    TFS sales in store, rebased to 100(2)Reversion to the mean with SiS growth “catching up” when CAGR:the concerns diminish 17% 136 Global financial crisis Resilient during downturns, with flat YoY performance during financial crisis 100(0%)100 2008A2009A2010A    Resilient performance during economic downturn with less compression vs. the travel & luxury markets, as well as a stronger reversion / “catch-up” growth thereafter    Note: (1) Estimated revenue of the global passenger airline industry (2) Refers to calendar year (December year end) Source: IATA, Altagamma, Company Information (Global Blue). 41

FX impact felt instantly    TOTAL UK TFS SIS DEVELOPMENT POST BREXIT REFERENDUM    KEY TAKEAWAYS    international shoppers’ TFS demand, particularly for EM shoppers TFS demand adjusts instantly to FX Brexit-driven GBP-depreciation impacted demand on the same day    Note: (1) Refers to USD/GBP change between 23 June 2016 and 23 October 2016 Source: Company Information (Global Blue).    42

Strong correlation between FX movements and SiS with high elasticity for Chinese Shoppers    CHINESE DEMAND IS HIGHLY ELASTIC VIS-À-VIS FX MOVEMENTS THOUGH STABLE AND GROWING AT ~10%(1) OVER THE LONGER-TERM    Relationship between Chinese SiS in Eurozone and FX CNY/EUR    RUSSIAN MACRO VOLATILITY RESULTING IN LIMITED IMPACT DUE TO LOWER ELASTICITY    Note:     (1) 5 year SiS 2013/14—2018/19 CAGR (2) Methodology: regression analysis using the least squares method between YoY change of FX and YoY change of SiS (CNY versus EUR, and Chinese SiS in the Eurozone) (3) Methodology: regression analysis using the least squares method between YoY change of FX and YoY change of SiS (RUB versus EUR, and Russian SiS in the Eurozone);Source: Company Information (Global Blue).    43

Dynamic Currency Conversion Solution A win-win value proposition for acquirers, merchants, international shoppers, and Global Blue    INTERNATIONAL SHOPPER    Software Software Software GLOBAL BLUE SOLUTION    Note: This overview is presented for illustrative purposes only and not as a representation of actual amounts involved in the DCC process. Actual amounts may vary depending on a number of factors, including the revenue share split set out in agreements with acquirer and merchants, expected DCC acceptance rates and market trends. (1) FX fees charged by the issuing bank for the conversion of the £900 purchase amount is equal to or greater than the Global Blue dynamic currency conversion fees.    44

Valuation of publicly traded comparables         TEV / EBITDAP / EFCFE YIELDDIV. YIELD $BMCAPTEVCY2020CY2020CY2020CY2020 Integrated Networks Amadeus35.338.814.5x24.0x3.6%2.1% Fleetcor27.230.717.6x22.3x4.1%– Edenred12.614.717.7x30.5x3.5%2.6% Wex9.412.015.1x20.2x3.8%– Median16.4x23.2x3.7%1.1% Other Payments FIS86.6105.917.3x22.0x3.2%1.0% Fiserv80.3101.016.4x23.5x3.9%– Global Payments55.663.818.2x24.7x4.1%0.3% Worldline13.213.518.0x32.4x3.2%0.2% Median17.6x24.1x3.5%0.2% Networks Visa409.2419.322.7x28.8x2.8%0.6% Mastercard304.7307.125.9x33.9x2.9%0.5% Median24.3x31.3x2.8%0.6% Capital IQ.    45

BUSINESS OVERVIEW INVESTMENT HIGHLIGHTS TRANSACTION OVERVIEW APPENDIX—Financials and reconciliations    46

Non-GAAP adjusted income statement    FY ended in March, €M    FY 2016/17A FY 2017/18AFY 2018/19AFH1 2018/19AFH1 2019/20A Revenue417.9420.0409.0208.7226.5 Adjusted operating expenses(251.6)(250.4)(239.4)(119.9)(126.4) Adjusted EBITDA166.2169.6169.688.9100.1 Other depreciation and amortisation(8.5)(11.9)(30.5)(14.5)(17.7) Adjusted EBIT157.8157.7139.174.482.4 Net finance costs(34.8)(32.1)(28.7)(15.9)(16.2) Adjusted profit before tax123.0125.6110.458.566.2 Adjusted income tax(28.2)(28.4)(25.1)(13.2)(16.2) Adjusted profit for the period94.797.185.445.350.0 Adjusted profit attributable to: Owners of the parent (also referred to as “Adjusted Net91.893.480.842.346.2 Income Group Share”) Non-controlling interests2.93.84.53.03.8    47

Reported IFRS income statement    CONSOLIDATED INCOME STATEMENT    FY ended in March, €M    FY 2016/17A FY 2017/18AFY 2018/19AFH1 2018/19AFH1 2019/20A Total revenue417.9420.0409.0208.7226.5 Operating expenses(338.8)(361.6)(354.4)(175.8)(190.5) Operating profit79.058.454.632.935.9 Finance income6.72.42.82.52.6 Finance costs(41.5)(34.5)(31.5)(18.3)(18.8) Net finance costs(34.8)(32.1)(28.7)(15.9)(16.2) Profit before tax44.226.325.917.019.8 Income tax expense(15.6)(7.8)(18.0)(6.7)(8.6) Profit for the period28.618.57.910.311.2 Profit attributable to: Owners of the parent (also referred to as “Net Income Group Share”)25.714.73.47.47.4 Non-controlling interests2.93.84.53.03.8    PERFORMANCE MEASURES RECONCILIATION    FY ended in March, €MFY 2009/10AFY 2016/17AFY 2017/18AFY 2018/19AFH1 2018/19AFH1 2019/20A Operating profit1.679.058.454.632.935.9 Other income and expenses19.53.824.49.94.19.2 Amortisation of acquisition-related assets11.374.974.874.637.437.2(1) Adjusted EBIT32.4157.8157.7139.174.482.4 Other depreciation and amortisation3.98.511.930.514.517.7 Adjusted EBITDA36.3166.2169.6169.688.9100.1 % Margin22.7%39.8%40.4%41.5%42.6%44.2%    Source: Company Information (Global Blue). Note: (1) Mainly related to exit preparation costs, which will no longer exist after FY2019/20, and share based payments. 48

Balance sheet    CONSOLIDATED STATEMENT OF FINANCIAL POSITION    €M    3/31/2019 9/30/2019 Property, plant and equipment56.253.8 Intangible assets695.6663.0 Deferred income tax assets14.017.1 Investments in associates and joint ventures2.43.1 Other non-current receivables12.715.4 Non current assets781.0752.4 Trade receivables249.3377.1 Other current receivables49.247.8 Income tax receivables3.61.6 Prepaid expenses15.011.4 Cash and cash equivalents104.175.1 Current assets421.3513.1 Assets1,202.31,265.5    €M3/31/20199/30/2019 Attributable to the parents75.180.3 Non-controlling interest8.47.7 Total equity83.587.9 Loans and borrowings622.4623.5 Other long-term liabilities39.239.0 Deferred income tax liabilities49.441.8 Post-employment benefits5.15.3 Provisions for other liabilities and charges1.72.1 Non current liabilities717.8711.7 Trade payables274.0331.7 Other current liabilities61.063.8 Accrued liabilities40.041.6 Current income tax liabilities26.028.7 Current liabilities401.0465.9 Total equity and liabilities1,202.31,265.5    49

Reconciliations (1/4) ADJUSTED OPERATING EXPENSES    FY ended in March, €M    FY 2016/17A FY 2017/18AFY 2018/19AFH1 2018/19AFH1 2019/20A Operating expenses(338.8)(361.6)(354.4)(175.8)(190.5) Other income and expenses3.824.49.94.19.2(1) Amortisation of acquisition-related assets74.974.874.637.437.2 Other depreciation and amortisation8.511.930.514.517.7 Adjusted operating expenses(251.6)(250.4)(239.4)119.9126.4    ADJUSTED INCOME TAX EXPENSE    FY ended in March, €MFY 2016/17AFY 2017/18AFY 2018/19AFH1 2018/19AFH1 2019/20A Income tax expense(15.6)(7.8)(18.0)(6.7)(8.6) Deferred tax on amortisation of acquisition-related assets(15.1)(15.1)(15.1)(7.5)(7.5) Tax impact of other income and expense2.5(5.6)(2.8)1.0(0.1) Italian tax audit--10.8-- Adjusted income tax expense(28.2)(28.4)(25.1)(13.2)(16.2)    Source: Company Information (Global Blue). Note: (1) Mainly related to SPAC costs, which will no longer exist after FY2019/20, and share based payments.    50

Reconciliations (2/4) ADJUSTED PROFIT BEFORE TAX and ADJUSTED NET INCOME    FY ended in March, €M    FY 2016/17A FY 2017/18AFY 2018/19AFH1 2018/19AFH1 2019/20A Profit before tax44.226.325.917.019.8 Other income and expenses3.824.49.94.19.2(1) Amortisation of acquisition-related assets74.974.874.637.437.2 Adjusted profit before tax123.0125.6110.458.566.2 FY ended in March, €MFY 2016/17AFY 2017/18AFY 2018/19AFH1 2018/19AFH1 2019/20A Net Income (Group Share)25.714.73.47.47.4 Other income and expenses3.824.49.94.19.2 Amortisation of acquisition-related assets74.974.874.637.437.2 Cum. tax effect of adjustments(3)(12.6)(20.6)(7.1)(6.6)(7.6) Adjusted net income (Group Share)91.893.480.842.346.2    UNLEVERED NET INCOME    FY ended in March, €MFY 2016/17AFY 2017/18AFY 2018/19A Operating profit79.058.454.6 Other income and expenses3.824.49.9 Amortisation of acquisition-related assets74.974.874.6 Adjusted EBIT157.8157.7139.1 Unlevered tax(2)(36.2)(35.7)(31.6) Unlevered net income121.5122.0107.5    Source: Company Information (Global Blue). Note: (1) Exit preparation costs, which will no longer exist after FY2019/20, and share based payments. (2) Based on Effective Tax Rate calculated as Adjusted Income Tax divided Adjusted PBT. (3) Impact on tax expense from other income and expenses and amortisation of acquisition-related assets    51

Reconciliations (3/4) CASH FLOW SUMMARY    FY ended in March, €M    FY 2016/17A FY 2017/18AFY 2018/19AFH 1 2018/19AFH1 2019/20A Normal seasonal Adjusted EBITDA(1)166.2169.6169.688.9working capital100.1 cash outflow driven by summer Capex(27.8)(26.6)(33.4)(13.9)peak shopping(14.4) period NWC 10.9(21.2)7.3(53.4)(62.9) PTUFCF149.4121.9143.421.622.7 % Conversion (% Adjusted EBITDA)89.8%71.9%84.6%N.M.N.M. Interest paid(34.9)(26.8)(24.5)(12.4)(12.1) Taxes paid(25.0)(24.7)(28.3)(15.6)(14.7) Principal elements of lease payments--(14.2)(7.0)(8.1) Dividends paid to non-controlling interests(3.6)(3.5)(3.9)(3.6)(4.8) FCFE (group share)85.966.972.6(17.1)(17.0)    52

Reconciliations    (4/4) NET LEVERAGE    FY ended in March, €MFY 2016/17AFY 2017/18AFY 2018/19AFH1 2018/19AFH1 2019/20A Cash and cash equivalents(111.7)(50.7)(104.1)N.A.(75.1) Non-current loans and borrowings610.5612.8622.4N.A.623.5 Addback: Capitalized Financing Costs19.517.213.4N.A.11.6 Exclude: IFRS 9 Impact0.00.0(5.8)N.A.(5.1) Current lease liabilities--13.7N.A.13.7 Non-current lease liabilities--32.4N.A.31.7 Net debt518.3579.3572.0N.A.600.3 Adjusted EBITDA (on a rolling 12-month basis)166.2169.6169.6N.A.180.8 Leverage ratio3.1x3.4x3.4xN.A.3.3x    53

Key risks relating to Global Blue    We are subject to currency exchange rate risk in the conduct of our business, including commercial risk if certain currency zones become less attractive for inbound international shoppers. Our business is highly dependent on international travel, which may be adversely affected by regional or global circumstances or travel restrictions. Our business is dependent on the overall level of consumer spending, which is affected by general economic conditions and spending patterns. A decrease in VAT rates or changes in VAT or VAT refund policies in countries in which we operate could negatively affect our business. Changes in the regulatory environment, licencing requirements and government agreements could adversely affect our business. We must continually adapt and enhance our existing technology offerings and ensure continued resilience and uptime of our underlying technology platform to remain competitive in our industry. We operate in a competitive market and we may lose merchant accounts to our competitors. Our business may be adversely affected by disintermediation of TFS processes. Price harmonisation or convergence between destination markets and origin markets may adversely affect our business. The integrity, reliability and efficiency of our internal controls and procedures may not be guaranteed. We are subject to taxation in multiple jurisdictions, which is complex and often requires making subjective determinations subject to scrutiny by, and disagreements with, tax regulators. Adverse competition law rulings could restrict our ability to expand or to operate our business as we wish and could expose us to fines or other penalties. Our TFS business is dependent on our airport concessions and agreements with agents. We operate in emerging markets and are exposed to risks associated with operating in such markets. We may be adversely affected by risks associated with strategic arrangements or investments in joint ventures with third parties. Our business is subject to loss through physical disaster, data security breach, computer malfunction or sabotage. Our AVPS business relies on relationships with acquirers and on the involvement of card schemes. We are subject to counterparty risk and credit risk. We are subject to losses from fraud, theft and employee error. We may not be able to attract, integrate, manage and retain qualified personnel or key employees. We are subject to complex and stringent data protection and privacy laws and regulations in the jurisdictions in which we operate. Our business is subject to anti-money laundering, sanctions and anti-bribery regulation and related compliance costs and third-party risks. We are subject to risks relating to intellectual property. Litigation or investigations involving us could result in material settlements, fines or penalties and may adversely affect our business, financial condition and results of operations As reported on the French Competition Authority (FCA) website, on November 28, 2019, representatives of the FCA carried out unannounced inspections of companies in the VAT refund services sector in Paris, including Global Blue. Documents were collected and taken in connection with an investigation, in respect of which Global Blue is fully co-operating. The investigation is solely linked to suspected anti-competition breaches in France (which represents 7.6% of Global Blue’s total Oct-19 LTM revenue) and, as stated by the FCA, such investigation does not pre-suppose the existence of a breach of law. Global Blue has lodged at court a right to appeal against the decision by the FCA to launch the investigation. Further information will be provided as and when available    54

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. When used herein, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Far Point’s or Global Blue’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination; the ability to meet NYSE’s listing standards following the consummation of the transaction contemplated by the proposed business combination; costs related to the proposed business combination; Global Blue’s ability to execute on its plans; Global Blue’s estimates of the size of the markets for its solutions; Global Blue’s ability to identify and integrate acquisitions; the performance and security of Global Blue’s services; potential litigation involving Far Point or Global Blue; and general economic and market conditions impacting demand for Global Blue’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither Far Point nor Global Blue undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional risks and uncertainties are identified and discussed in Far Point’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Non-GAAP Financial Measures

Pro forma Adjusted EBITDA is a non-GAAP financial measure that is not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and may be different from non-GAAP financial measures used by other companies. This non-GAAP financial measure should not be construed as an alternative to net income as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (each as determined in accordance with GAAP).

Additional Information and Disclaimer

In connection with the business combination, an affiliate of Global Blue intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of Far Point and a prospectus in connection with the business combination. The definitive proxy statement/prospectus and other relevant documents will be mailed to stockholders of Far Point as of a record date to be established for voting on the business combination. Stockholders of Far Point and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Far Point’s solicitation of proxies for the special meeting to be held to approve the business combination because these documents will contain important information about Far Point, Global Blue, and the business combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, by directing a request to: Far Point Acquisition Corporation, 18 West 18th Street, New York, NY 10011. These documents, once available, and Far Point’s annual and other reports and proxy statements filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Far Point, Global Blue and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Far Point in connection with the business combination transaction. Stockholders of Far Point and other interested persons may obtain more information regarding the names and interests in the proposed transaction of Far Point’s directors and officers in Far Point’s filings with the SEC, including Far Point’s Annual Report on Form 10-K for the year-ended December 31, 2018, which was filed with the SEC on March 29, 2019. Additional information regarding the interests of such potential participants in the solicitation process will also be included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC.

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